Exhibit 99.9

Fire & Flower Deploys Curbside Pickup in Saskatchewan and Demonstrates Model for Safe Customer Service

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

EDMONTON, April 6, 2020 /CNW/ - Fire & Flower Holdings Corp. (“FFHC”) (TSX: FAF) and its wholly-owned subsidiary Fire & Flower Inc. (“Fire & Flower” or the “Company”), today announced that it will launch a curbside pickup program across its retail network in the province of Saskatchewan, starting on Wednesday, April 8, 2020.

Curbside Pickup - Fire & Flower - (c) 2020 Fire & Flower Holdings Corp. (CNW Group/Fire & Flower Holdings Corp.)

The curbside pickup program is a new service offered through the Hifyre™ Spark Perks™ digital retail platform. This service is offered in addition to Fire & Flower’s same day delivery that is available in select markets in the province of Saskatchewan.

Fire & Flower highlights its rapid deployment of industry-leading health and safety practices that include contactless curbside pickup and delivery services in the province of Saskatchewan as a model for safe and effective retail operations during the COVID-19 public health crisis.

The temporary closure of legal cannabis retailers in certain markets, particularly in the province of Ontario, may bolster the illicit market and the potential sale of unregulated, potentially harmful products without oversight of health and safety practices, inventory tracking, product testing and sales and marketing to young persons.

Fire & Flower firmly believes that private retail delivery services and curbside pickup programs can provide safe access to legal cannabis products in support of Canadians’ common goal of slowing the spread of COVID-19 and eliminating the illicit cannabis market.

“Fire & Flower’s core focus as a technology-enabled retail 2.0 company has provided us with a distinct competitive advantage in an environment where social, political and economic conditions are fundamentally changing the ways that retail companies can safely conduct their business,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Our member base in the Spark Perks program of more than 90,000 cannabis customers provides us a channel to continue to drive customers to programs such as curbside pickup and delivery and is a further competitive advantage compared to retailers who rely solely on foot traffic to drive sales.”

On April 3, the province of Ontario announced that cannabis retail stores were removed from the list of essential workplaces and were no longer permitted to operate during the COVID-19 public health crisis for a 14-day period following the announcement. The Company has temporarily closed its Ottawa and Kingston locations on April 4, 2020. Fire & Flower is hopeful the province of Ontario will evaluate the potential impact of the closure of private cannabis retail on the proliferation of the illicit market.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform and Spark PerksTM program connect cannabis consumers with the latest cannabis products, and deliver cutting edge insights into evolving consumer behaviours. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc., a licensed cannabis retailer that owns (directly or indirectly) cannabis retail store licences in the provinces of Alberta, Saskatchewan, Manitoba and Ontario and the Yukon territory.

Through its strategic investment with Alimentation Couche-Tard Inc. (ATD.A, ATD.B), the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of FFHC at the date the statements are made based on information then available to the Company. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown risks and uncertainties, many of which are beyond the control of FFHC, which may cause FFHC’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct.

FFHC assumes no obligation to publicly update or revise forward-looking statements to reflect new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Fire & Flower Holdings Corp.

View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/April2020/06/c3885.html

%SEDAR: 00044938E

For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 06-APR-20